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                             May 21, 2024

       Oliver Reichert
       Chief Executive Officer
       Birkenstock Holding plc
       1-2 Berkeley Square
       London W1J 6EA
       United Kingdom

                                                        Re: Birkenstock Holding
plc
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 16,
2024
                                                            CIK No. 0001977102

       Dear Oliver Reichert:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              Ross M. Leff, P.C